Exhibit A

Ceragon’s New Energy-Efficient Long Haul Radio Solution Cuts
 Power Consumption by Up To 30%

The new solution targets IP-Trunk applications and can deployed in any configuration or installation scenario in combination with Ceragon’s FibeAir® IP-10

TEL AVIV, Israel, June 1, 2010 - Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity, 4G/ LTE-Ready wireless backhaul networks, today introduced the newest member of its FibeAir RFU (Radio Frequency Unit) solutions family. The Green Mode RFU-HP makes for unique, energy-efficient 1Gb IP Trunk radio implementations. Featuring an adjustable power mode the Green Mode RFU-HP can reduce radio link power consumption by as much as 30% compared with existing solutions. The new RFU-HP is combined with Ceragon advanced FibeAir IP-10 platforms, for a complete, feature-rich IP solution with an unmatched, low total cost of ownership.

A critical design issue for current wireless networks is the development suitable architectures that can efficiently reduce power consumption, thereby increasing the operational lifetime of the network, while cutting operational expenditure. Ceragon’s Green Mode RFU-HP offers automatic control of both the power consumption as well as the transmission power, ensuring that no excess energy is used while the network operates in “steady state”. Under fading conditions the power is automatically increased to compensate for signal loss and to ensure the link continues to meet the required performance level.

Ideal for any deployment configuration, all-indoor, split-mount and all-outdoor, Ceragon’s new radio system can provide additional and significant power savings across an entire telecommunication network, without compromising performance and availability. In addition, the New RFU-HP comes with the following unique capabilities:

•
Highest available transmit power – Supporting transmit power of up to 32dBm, both in split and all indoor configurations, , the Green Mode RFU-HP offers unmatched performance, extending wireless links over longer distances with enhanced availability. This feature also allows carriers to use smaller, less costly antennas without compromising the link’s reach or performance.

•
High capacity – Operating in any standard channel bandwidth up to 56 Mhz, Green Mode RFU-HP delivers up to 500Mbps on a single channel, and up to 1Gbps using cross polarization Interference Canceller (XPIC).

Additional Power and Cost Saving Benefits

•
All-outdoor Trunk IP Networks – RFU-HP can be deployed in combination with Ceragon’s advanced FibeAir IP-10 solutions family in all-outdoor configurations. Allowing for zero footprint deployments, the combined solution can scale up to offer up to 5 Gbps of guaranteed traffic. Requiring no heating or cooling devices, it helps operators to achieve additional power savings.

•
Support for asymmetric transmission – Unlike competing radio systems, RFU-HP can be used in asymmetric mode (higher bandwidths downstream, lower bandwidths upstream). This allows operators to design smarter network architectures with lower equipment costs and reduced power consumption across the entire network.

•
Adaptive Transmit Power & Adaptive Coding and Modulation (ACM) – Ensuring that each microwave radio is automatically optimized to provide the best performance under changing weather conditions. Adaptive transmit power is used to lower the signal output power when environmental conditions are good in order to reduce power consumption and network interference. ACM is a technology that allows the wireless link to adjust itself to changing weather conditions in order to support several types of availability for different types of service. Thus, a microwave system

 “As the industry experts in radio technology, we continue to provide real benefit to our customers by helping them to make communication services accessible everywhere,” said Ira Palti, President and Chief Executive Officer of Ceragon. “By reducing the cost and power requirements of wireless long haul solutions Ceragon enables operators to profitably serve remote communities. We plan to continue and strengthen our offering and to solidify our technological leadership.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. +972-3-766-6419 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com